October 5, 2023
VIA EDGAR
Alison White
Senior Counsel
The United States Securities and
Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Re: Registration Statement on Form N-4 of Nationwide Account-5 of
Nationwide Life Insurance Company (the "Company") relating to Nationwide Personal Income Annuity
Post-Effective Amendment No. 2 (File No. 333-267078)
Registration Statement on Form N-4 of Nationwide Account-15 of
Nationwide Life Insurance Company relating to Nationwide Advisory Retirement Income Annuity
Post-Effective Amendment No. 11 (File No. 333-227783) and Nationwide Advisory Retirement Income Annuity New York
Post-Effective Amendment No. 13 (File No. 333-227780)
Dear Ms. White:
We are filing this correspondence in relation to the above referenced Registration Statements on behalf of Nationwide Life Insurance Company ("Nationwide") and its Nationwide Variable Account-5 and Nationwide Variable Account-15 (the "Variable Accounts") which are registered as a unit investment trusts under the Investment Company Act of 1940. This filing is being made electronically via EDGAR in accordance with Regulation S-T.
On August 9, 2023, Nationwide filed the above referenced Post-Effective Amendments to the Registration Statements. Nationwide received your oral comments to the Post-Effective Amendments on August 25, 2023. The revisions specified in this correspondence filing are as a result of your oral comments.
Nationwide will make all corresponding changes to each of the three referenced products, rate sheet supplements, and Initial Summary Prospectuses where applicable.
Nationwide Variable Account-5 (File No. 811-081142)
Nationwide Personal Income Annuity (File No. 333-267078)
Comment 1: In the future, please file rate sheet supplements as part of the filings and not as correspondence.
Response: Nationwide acknowledges.
Comment 2: The following disclosure in the Rate Sheet Supplement needs to be stated more prominently: "It is important that you have the most current Rate Sheet Supplement as of the date you sign the application." It can either be in bold font or stated in a separate box at the top.
Response: Nationwide will bold the referenced sentence.
Comment 3: The staff believes that best practice would have current rates identified on the Company’s website. In that case, the prospectus and rate sheet should state that information about current rates is available on the Company’s website at a specified internet address. See "ADI 2018-05 - Use of rate sheet supplements in connection with variable insurance products." At the bottom of the Rate Sheet Supplement, where it states, "All Rate Sheet Supplements are
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies available by contacting the Service Center, and also are available on the EDGAR system at www.sec.gov (file number: 333-267078)," it should also state that the information about the current rates is available on the Company’s website at a specific internet address.
Response: Nationwide will revise both the statutory prospectus and rate sheet supplements to also include a Company website with a specified internet address where the current rate sheet supplement is available.
Comment 4: In Paragraph 1 of the Rate Sheet Supplement, consider modifying the following language and revise accordingly: "In order to receive the applicable Roll-up Interest Rate, Roll-up Crediting Period, and Lifetime Withdrawal Percentages stated in a Rate Sheet Supplement, the application must be signed and received in good order by Nationwide within the stated time period during which that Rate Sheet Supplement remains in effect."
Response: Nationwide will revise the identified disclosure to remove the words "stated time", so that the revised disclosure will state: "…within the period during which that Rate Sheet Supplement remains in effect."
Comment 5: In Paragraph 1 of the Supplement, please include information that the current rates are available on the insurance company’s website at a specific internet address next to the reference of the SEC website.
Response: Nationwide will revise accordingly – See response to Comment #3 above.
Nationwide Variable Account-15 (811-23386)
Nationwide Advisory Retirement Income Annuity - New York (File No. 333-227780)
Comment 6: In Paragraph 1 of the Supplement, for the Lifetime Withdrawal Percentage definition, consider adding the following: "The rate sheet supplement discloses the Lifetime Withdrawal Percentages that are currently available for new contracts." This comment is applicable to Roll-Up Interest Rate, and Roll-Up Crediting Period definitions as well.
Response: The following sentence has been added to the definition of Lifetime Withdrawal Percentage. The applicable version of this sentence has also been added to the Roll-Up Interest Rate and Roll-Up Crediting Period definitions.
"The Rate Sheet Supplement discloses the Lifetime Withdrawal Percentages that are currently available for new contracts."
Comment 7: In Paragraph 2, the Highest Annual Cost Estimate is stated $5,751.29. We note that this cost estimate is the same as it was in the May 1, 2023, prospectus even though the maximum optional benefit fee has gone from 1.50% to 1.60%. Please advise or revise.
Response: Nationwide believes the values reflected are accurate and aligned to the requirements of Form N-4. Per Instruction 2(c)(i)(F) to Item 2 of Form N-4, the Maximum Annual Fee in the Fees & Expenses table reflects the highest current fee for the most expensive optional benefit available for an additional charge. Nationwide confirms that the highest current fee will in fact increase from 1.50% to 1.60%, based on a current charge of 1.45% for the Nationwide Lifetime Income Rider Plus Empire Advisory plus a current charge of 0.15% for the Joint Option for the Nationwide Lifetime Income Rider Plus Empire Advisory (Nationwide sums these current charges per SEC Staff direction; see January 14, 2022 correspondence for CIK#: 0001755596, Accession No. 0001193125-22-009542). However, the Highest Annual Cost Estimate that appears below, per Instruction 2(c)(ii)(C)(e) to Item 2, uses the most expensive combination of optional benefits based on the disclosures provides in the Example in Item 4. Per Instructions 5 and 18 to Item 4, the Example in Item 4 uses the maximum guaranteed charge reflected in the Annual Contract Expenses table for the most expensive combination of contract features. The maximum guaranteed charge for the available Living Benefit Options will not change (it remains 1.90%), therefore, as a result, the Highest Annual Cost Estimate in the Fees & Expenses table will not change.
Comment 8: On Page 9 in Paragraph 11, subsection "Availability" references to the Pro4 option at the end of the subsection. Does the contract offer Pro4 option? Please advise or revise.
Response: The contract does not offer the Pro4 option. The reference has been deleted.
Comment 9: On Page 10, under subsection "Rate Sheet Supplements for the Nationwide L.inc Plus Empire Advisory Rider," please revise the reference to the stated time period during which the rate sheet supplement remains in effect.
Response: Nationwide will revise accordingly – See response to Comment #4 above.
Comment 10: On Page 10, under subsection "Rate Sheet Supplements for the Nationwide L.inc Plus Empire Advisory Rider," please add Company’s web address where contract owners can find the current rates.
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Response: Nationwide will revise accordingly – See response to Comment #3 above.
Comment 11: On Page 13, after the Example box, consolidate or reconcile the following two sentences as they convey the same meaning: "The ability to withdraw the Lifetime Withdrawal Amount will continue until the earlier of the death of the determining life (of if the Joint Option for the Nationwide L.inc+ Empire Advisory Rider is elected, the death of the last survivor of the determining life and the spouse of the determining life) or annuitization," and "The ability to withdraw the Lifetime Withdrawal amount will continue until the earlier of the Contract Owner’s death or annuitization."
Response: The sentences have been reconciled as follows:
"The ability to withdraw the Lifetime Withdrawal Amount will continue until the earlier of the death of the determining life (of if the Joint Option for the Nationwide L.inc+ Empire Advisory Rider is elected, the death of the last survivor of the determining life and the spouse of the determining life) or annuitization."
Comment 12: On Page 16, under subsection "Reset Opportunities," please clarify whether a reset has an impact on the roll-up rates or period or on the Lifetime Withdrawal Percentage with regards to the following language: "If the Contract Owner elected to reset the Current Income Benefit Base, it will be at the then current terms and conditions of the option as described in the most current prospectus."
Response: We have added the following sentence to the end of that third paragraph:
"An election to reset the Current Income Benefit Base will not affect the Roll-Up Crediting Rate, the Roll-Up Crediting Period, or the Lifetime Withdrawal Percentage."
Comment 13: On Page 17, revise the rate sheet supplement stated time period language, and include the Company’s web page information as a place to see the most current rate sheet information.
Response: Nationwide will revise accordingly – See response to Comments #3 and #4 above.
Comment 14: In Appendix F, the Income Carryforward example is difficult to follow. Consider revising, particularly the tabular presentation.
Response: Nationwide has revised to simplify the appendix. Please see attached Appendix F.
Nationwide Variable Account-15 (811-23386)
Nationwide Advisory Retirement Income Annuity (File No. 333-227783)
Comment 15: When we reviewed Nationwide’s non-advisory products, we were concerned that there were several changes in the supplements. We want to reiterate that going forward we suggest and hope that Nationwide would roll out new prospectus instead of making several changes via supplements.
Response: We acknowledge and understand the concerns with respect to the number of changes made via the supplements to these products. As discussed in Nationwide’s telephone conference with the SEC on 8/9/2023, Nationwide faces technical and logistical constraints with creating new statutory prospectuses for the Nationwide products that are adding new riders. However, we affirm that Nationwide will not use the supplement approach for the changes to the Initial Summary Prospectuses (ISP) but will incorporate these changes into new ISPs for these products.
Comment 16: In Paragraph 1 of the Supplement, for the Lifetime Withdrawal Percentage definition, consider adding the following: "The rate sheet supplement discloses the Lifetime Withdrawal Percentages that are currently available for new contracts." This comment is applicable to Roll-Up Interest Rate, and Roll-Up Crediting Period definitions as well.
Response: The following sentence has been added to the definition of Lifetime Withdrawal Percentage. The applicable version of this sentence has also been added to the Roll-Up Interest Rate and Roll-Up Crediting Period definitions.
"The Rate Sheet Supplement discloses the Lifetime Withdrawal Percentages that are currently available for new contracts."
Comment 17: In Paragraph 2, the Highest Annual Cost Estimate is stated $5,751.29. We note that this cost estimate is the same as it was in the May 1, 2023, prospectus even though the maximum optional benefit fee has gone from 1.50% to 1.60%. Please advise or revise.
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Response: Nationwide believes the values reflected are accurate and align to the requirements of Form N-4 – See response to Comment #7 above. Here, the highest current fee reflected in the KIT will also increase from 1.50% to 1.60%, but based on a current charge of 1.30% for the Nationwide Lifetime Income Rider Plus Core Advisory plus a current charge of 0.30% for the Joint Option for the Nationwide Lifetime Income Rider Plus Core Advisory. The maximum guaranteed charge for the available Living Benefit Options also will not change (it remains 1.90%).
Comment 18: On Page 12, under section "Nationwide Lifetime Income Rider Plus Core Advisory and Nationwide Lifetime Income Rider Plus Accelerated Advisory," please add comprehensive disclosure discussing why a contract owner would opt for Core Advisory over the Accelerated Advisory or vice-versa.
Response: The following disclosure has been added at the end of the first paragraph of the "Nationwide Lifetime Income Rider Plus Core Advisory and Nationwide Lifetime Income Rider Plus Accelerated Advisory" subsection within the "Benefits Under the Contract" section:
A Contract Owner may choose to elect Nationwide Lifetime Income Rider Plus Core Advisory if he or she is interested in a consistent income level for his or her lifetime (or joint lifetime) and want to avoid fluctuation in future payments. A Contract Owner may choose to elect Nationwide Lifetime Income Rider Plus Accelerated Advisory if he or she is looking for higher initial income and a greater opportunity for market growth, but is comfortable with a decrease in income over time.
Comment 19: On Page 13, under subsection "Rate Sheet Supplements for the Nationwide L.inc Plus Advisory Riders," revise the rate sheet supplement stated time period language, and include the Company’s web page information as a place to see the most current rate sheet information.
Response: Nationwide will revise accordingly – See response to Comments #3 and #4 above.
Comment 20: On Page 17 after the Example box, consolidate or reconcile the following two sentences as they convey the same meaning: "The ability to withdraw the Lifetime Withdrawal Amount will continue until the earlier of the death of the determining life (of if the Joint Option for the Nationwide L.inc Plus Advisory Rider is elected, the death of the last survivor of the determining life and the spouse of the determining life) or annuitization," and "The ability to withdraw the Lifetime Withdrawal amount will continue until the earlier of the Contract Owner’s death or annuitization."
Response: The sentences have been reconciled as follows:
"The ability to withdraw the Lifetime Withdrawal Amount will continue until the earlier of the death of the determining life (of if the Joint Option for the Nationwide L.inc Plus Advisory Rider is elected, the death of the last survivor of the determining life and the spouse of the determining life) or annuitization."
Comment 21: On Page 20 under subsection "Reset Opportunities," please clarify whether a reset has an impact on the roll-up rates or period or on the Lifetime Withdrawal Percentage with regards to the following language: "If the Contract Owner elected to reset the Current Income Benefit Base, it will be at the then current terms and conditions of the option as described in the most current prospectus."
Response: We have added the following sentence to the end of that third paragraph:
"An election to reset the Current Income Benefit Base will not affect the Roll-Up Crediting Rate, the Roll-Up Crediting Period, or the Lifetime Withdrawal Percentage."
Comment 22: On Page 22, revise the rate sheet supplement stated time period language, and include the Company’s web page information as a place to see the most current rate sheet information.
Response: Nationwide will revise accordingly – See response to Comments #3 and #4 above.
Comment 23: In Appendix G , the Income Carryforward example is extremely difficult to follow. Consider revising, particularly the tabular presentation.
Response: Nationwide has revised to simplify the appendix. Please see attached Appendix G.
Comment 24: Please identify the individual signing the filing in the capacity of comptroller or principal accounting officer per Section 6(a) of the 1933 Act.
Response: The signature page will be revised to meet the signature requirements of Section 6(a) of the 1933 Act and identify the individual signing in the capacity of the comptroller or principal accounting officer.
Please contact me direct at (614) 249-4784 if you have any questions.
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Sincerely,
Nationwide Life Insurance Company
/s/ RAJAA QADRI

Rajaa Qadri
Counsel
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Appendix F: Nationwide Lifetime Income Rider Plus Empire Adivsory Option’s Income Carryforward Example
Income Carryforward Example
The following is an example of how the Income Carryforward privilege may apply:
Assume a Contract Owner purchases a contract on April 1,2023 for $200,000, with a Roll-up Interest Rate of 6.00%. On April 1, 2025, assume the Current Income Benefit Base is $224,000 ($200,000 x 1.12)). In May of 2025, assume the Contract Owner elects to begin lifetime income, taking the first Lifetime Withdrawal on May 1, 2025. At the time of the first Lifetime Withdrawal, assume the applicable Lifetime Withdrawal Percentage is 3.75%. Assuming no other changes to the Current Income Benefit Base, the Lifetime Withdrawal Amount would be $8,400 ($224,000 x 0.0375). Thereafter, assume the following withdrawal activity:
	Withdrawal Activity	Before Withdrawal Processing		After Withdrawal Processing
	Lifetime Withdrawals	Income Carryforward Amount	Lifetime Withdrawal Amount	Income Carryforward Amount	Lifetime Withdrawal Amount
May 1, 2025	$8,000	$0	$8,400	$0	$400
Income Carryforward Calculation
The Lifetime Withdrawal Amount in
2025 is $8,400, but the Contract Owner
only takes $8,000. This means that an
additional $400 is available for following
year as Income Carryforward Amount.
Assuming there are no additional
withdrawal or changes made to the
Income Benefit Base for the remainder
of the year, then $8,800 would be
available in 2026. This is the 2026
Lifetime Withdrawal Amount ($8,400) +
Income Carryforward from 2025
($400).

January 1, 2026		--	--	$400	$8,400
March 1, 2026	$6,800	$400	$8,400	$0	$2,000
Income Carryforward Withdrawal
Continuing the above example, any
withdrawals taken in 2026 first come
from the $400 Income Carryforward
Amount from 2025 and any amount
more than the Income Carryforward
Amount is taken from the 2026 Lifetime
Withdrawal Amount. In 2026, the
Contract Owner withdraws $6,800
which takes $400 from Income
Carryforward Amount and $6,400 from
the 2026 Lifetime Withdrawal Amount.
After the withdrawal, the remaining
Income Carryforward Amount is $0 and
the remaining Lifetime Withdrawal
Amount in 2026 is $2,000.

Assuming no other withdrawals or
changes are made to the Income
Benefit Base for the remainder of
2026, then in 2027, $10,400 is
available. This is the 2027 Lifetime
Withdrawal Amount (8,400) + Income
Carryforward from 2026 ($2,000).

Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

	Withdrawal Activity	Before Withdrawal Processing		After Withdrawal Processing
	Lifetime Withdrawals	Income Carryforward Amount	Lifetime Withdrawal Amount	Income Carryforward Amount	Lifetime Withdrawal Amount
January 1, 2027		--	--	$2,000	$8,400
June 1, 2027	$1,500	$2,000	$8,400	$500	$8,400
Forfeited Income Carryforward
Continuing the above example, any
withdrawals taken in 2027, first come
from the $2000 Income Carryforward
amount in 2026 and any Amount more
than the Income Carryforward Amount
is taken from the 2027 Lifetime
Withdrawal Amount. In 2027, the
Contract Owner withdraws $1,500
which is taken from Income
Carryforward Amount. After the
withdrawal, the remaining Income
Carryforward Amount is $500 and the
remaining Lifetime Withdrawal Amount
in 2027 is $8,400. Assuming no
additional withdrawals or changes are
made to the Income Benefit Base for
the remainder of 2027, then $16,800 is
available in 2028. The $500 Income
Carryforward Amount remaining was
only available in 2027 and is then
forfeited in 2028. The remaining
Lifetime Withdrawal Amount at the end
of 2027 becomes the Income
Carryforward Amount ($8,400) in 2028.
The Lifetime Withdrawal Amount
available in 2028 ($8,400) + Income
Carryforward Amount from 2027
($8,400) is available in 2028.

January 1, 2028		--	--	$8,400	$8,400
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Appendix G: Nationwide Lifetime Income Rider Plus Core Advisory and Nationwide Lifetime Income Rider Plus Accelerated Advisory Carryforward Examples
Income Carryforward Example
The following is an example of how the Income Carryforward privilege may apply:
Assume a Contract Owner purchases a contract on April 1,2023 for $200,000, with a Roll-up Interest Rate of 6.00%. On April 1, 2025, assume the Current Income Benefit Base is $224,000 ($200,000 x 1.12)). In May of 2025, assume the Contract Owner elects to begin lifetime income, taking the first Lifetime Withdrawal on May 1, 2025. At the time of the first Lifetime Withdrawal, assume the applicable Lifetime Withdrawal Percentage is 3.75%. Assuming no other changes to the Current Income Benefit Base, the Lifetime Withdrawal Amount would be $8,400 ($224,000 x 0.0375). Thereafter, assume the following withdrawal activity:
	Withdrawal Activity	Before Withdrawal Processing		After Withdrawal Processing
	Lifetime Withdrawals	Income Carryforward Amount	Lifetime Withdrawal Amount	Income Carryforward Amount	Lifetime Withdrawal Amount
May 1, 2025	$8,000	$0	$8,400	$0	$400
Income Carryforward Calculation
The Lifetime Withdrawal Amount in
2025 is $8,400, but the Contract Owner
only takes $8,000. This means that an
additional $400 is available for following
year as Income Carryforward Amount.
Assuming there are no additional
withdrawal or changes made to the
Income Benefit Base for the remainder
of the year, then $8,800 would be
available in 2026. This is the 2026
Lifetime Withdrawal Amount ($8,400) +
Income Carryforward from 2025
($400).

January 1, 2026		--	--	$400	$8,400
March 1, 2026	$6,800	$400	$8,400	$0	$2,000
Income Carryforward Withdrawal
Continuing the above example, any
withdrawals taken in 2026 first come
from the $400 Income Carryforward
Amount from 2025 and any amount
more than the Income Carryforward
Amount is taken from the 2026 Lifetime
Withdrawal Amount. In 2026, the
Contract Owner withdraws $6,800
which takes $400 from Income
Carryforward Amount and $6,400 from
the 2026 Lifetime Withdrawal Amount.
After the withdrawal, the remaining
Income Carryforward Amount is $0 and
the remaining Lifetime Withdrawal
Amount in 2026 is $2,000.

Assuming no other withdrawals or
changes are made to the Income
Benefit Base for the remainder of
2026, then in 2027, $10,400 is
available. This is the 2027 Lifetime
Withdrawal Amount (8,400) + Income
Carryforward from 2026 ($2,000).

Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

	Withdrawal Activity	Before Withdrawal Processing		After Withdrawal Processing
	Lifetime Withdrawals	Income Carryforward Amount	Lifetime Withdrawal Amount	Income Carryforward Amount	Lifetime Withdrawal Amount
January 1, 2027		--	--	$2,000	$8,400
June 1, 2027	$1,500	$2,000	$8,400	$500	$8,400
Forfeited Income Carryforward
Continuing the above example, any
withdrawals taken in 2027, first come
from the $2000 Income Carryforward
amount in 2026 and any Amount more
than the Income Carryforward Amount
is taken from the 2027 Lifetime
Withdrawal Amount. In 2027, the
Contract Owner withdraws $1,500
which is taken from Income
Carryforward Amount. After the
withdrawal, the remaining Income
Carryforward Amount is $500 and the
remaining Lifetime Withdrawal Amount
in 2027 is $8,400. Assuming no
additional withdrawals or changes are
made to the Income Benefit Base for
the remainder of 2027, then $16,800 is
available in 2028. The $500 Income
Carryforward Amount remaining was
only available in 2027 and is then
forfeited in 2028. The remaining
Lifetime Withdrawal Amount at the end
of 2027 becomes the Income
Carryforward Amount ($8,400) in 2028.
The Lifetime Withdrawal Amount
available in 2028 ($8,400) + Income
Carryforward Amount from 2027
($8,400) is available in 2028.

January 1, 2028		--	--	$8,400	$8,400
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies